UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File No. 001-33960

SHINER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

No.18 North Guangfu Road, Shiziling Industrial Park, Haikou National Hi-Tech Zone,
Haikou, Hainan, China 571125, (011) 86-898-68581513
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

12g-4(a)(1)	[X]
12g-4(a)(2)	[ ]
12h-3(b)(1)(i)	[ ]
12h-3(b)(1)(ii)	[ ]
15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 92

Pursuant to the requirements of the Securities Exchange Act of 1934, Shiner International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 15, 2016	By:	/s/ Qingtao Xing

Name: Qingtao Xing
Title: Chief Executive Officer
(Principal Executive Officer)